Insignia Systems, Inc.
212 Third Avenue N, Suite 356
Minneapolis, Minnesota 55401

February 11, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Insignia Systems, Inc.
Registration Statement on Form S-3
File No. 333-262542

Acceleration Request

Requested Date:	February 14, 2022
Requested Time:	5:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Insignia Systems, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:30 p.m. Eastern Time on February 14, 2022, or as soon thereafter as possible.

Thank you for your assistance. Please contact Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

INSIGNIA SYSTEMS, INC.

By:	/s/ Zackery A. Weber
Zackery A. Weber
Vice President of Finance